Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM AND PALADIN ANNOUNCE EXPANSION OF COMMERCIAL RELATIONSHIP

–   Companies Establish Licensing and Distribution Agreements for Labopharm’s INTELLITAB™-Based Oxycodone-Acetaminophen and Twice-Daily Tramadol Acetaminophen   –

LAVAL and MONTREAL, Québec (October 14, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) and Paladin Labs Inc. (TSX:PLB) today announced they have expanded their commercial relationship through three licensing and distribution agreements under which Paladin will distribute two of Labopharm’s products in certain jurisdictions.

“Paladin has played a key role in the success of TRIDURAL™, our once-daily tramadol product in Canada, and we are pleased to expand our commercial relationship with licensing and distribution agreements for two additional products, including the first such agreement for a product based on our INTELLITAB™ technology platform for the development of misuse-deterrent and tamper-resistant formulations of existing medications,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.

“The commercial success of TRIDURAL™, which holds the number one market position in the extended release tramadol market in Canada, has elevated the strategic importance of pain as a therapeutic focus area for Paladin,” said Jonathan Ross Goodman, President and Chief Executive Officer, Paladin Labs Inc. “We are pleased to broaden and strengthen our collaboration with an existing commercial partner across multiple geographies and products in order to augment our pain portfolio.  The agreement marks the first multi-territorial license agreement since our Pharmaplan investment in South Africa. This is significant because it signals our ability to leverage Paladin’s existing commercial relationships to the benefit of our South African operation.”

In the first agreement, Labopharm has granted Paladin the exclusive right (subject to Labopharm’s co-promote right for Canada) to market and sell its INTELLITAB™-based twice-daily formulation of oxycodone-acetaminophen in Canada.  The two companies will collaborate on a development plan for the product, which would see Paladin share equally in funding development costs related specifically to meeting Canadian regulatory approval requirements under a finalized plan.  In addition, Paladin has a right of first opportunity on a second INTELLITAB-based pain product for Canada.

According to IMS Canada, the combination oxycodone-acetaminophen market in Canada is valued at over $32 million annually.

In the second and third agreements, Labopharm has granted Paladin the exclusive right to market and sell its INTELLITAB™-based oxycodone-acetaminophen and twice-daily tramadol-acetaminophen in certain countries in Sub-Saharan Africa [1] .  Paladin will be responsible for all development and regulatory costs in this region for both products.

Under the terms of all three agreements Labopharm will receive a transfer price on product supply based on a percentage of the anticipated selling price .  In addition, Labopharm is eligible to receive up to a combined total of $7.2 million between the three agreements related to the achievement of certain regulatory approval and sales milestones.

As part of the agreements, Paladin will advance Labopharm $10 million against future product supply of TRIDURAL™ (once-daily tramadol in Canada) to Paladin for distribution in Canada.  Labopharm will repay the cash advance through partial credits against future product supplied to Paladin.  The cash advance will bear interest at a rate of 16% per annum and matures on May 1, 2012.

About Labopharm’s Twice-Daily Tramadol-Acetaminophen

Tramadol-acetaminophen products leverage the unique but complementary modes of action of each of the active ingredients to provide the analgesic strength of a mild opioid (tramadol) and the rapid pain relief of acetaminophen. Tramadol-acetaminophen combination products were first launched in 2001 in the United States and in 2003 in other major markets around the world.  Labopharm’s unique formulation of tramadol-acetaminophen is based on its CONTRAMID® controlled-release technology, which provides patients with both rapid pain relief and analgesic strength in a sustained-relief analgesic.  The Company’s twice-daily formulation of tramadol-acetaminophen is designed to provide improved patient benefit by controlling the release of the two active ingredients simultaneously, thereby providing both immediate and sustained relief of acute pain.

About Labopharm’s INTELLITAB™-Based Oxycodone-Acetaminophen

Labopharm is developing a misuse-deterrent and tamper-resistant formulation of oxycodone-acetaminophen using its INTELLITAB™ technology platform, which enables controlled-release, single and combination drug medications to mitigate against “dose dumping”.   INTELLITAB™’s proprietary delivery mechanisms maintain the controlled-release properties of a drug even if the tablet is broken, crushed or consumed with alcohol. Additionally, INTELLITAB ™ 's tablets, if crushed and added to water, alcohol or other solvents, form a solid matrix that will prevent intravenous injection or insufflation (snorting). Earlier this year, the Company reported positive pharmacokinetic (PK) study results for its INTELLITAB ™-based twice-daily oxycodone-acetaminophen formulation.  The study demonstrated that the formulation met the regulatory requirements for bioavailability compared to the same dose of the immediate release formulation administered six hours apart, as well as controlled release of both oxycodone and acetaminophen over a 12-hour period. Importantly, the study also demonstrated the ability of INTELLITAB ™ to

[1] Includes Republic of South Africa, Angola, Botswana, Kenya, Lesotho, Madagascar, Malawi, Mozambique, Nigeria, Namibia, Swaziland, Uganda, Zimbabwe, and all territories and possessions of said countries.

control the release of oxycodone when crushed, such that bioequivalent exposure with the intact INTELLITAB ™ tablets and intact immediate release formulation is achieved and controlled release properties are maintained.

About Paladin Labs Inc.

Paladin Labs Inc., headquartered in Montreal, Canada, is a specialty pharmaceutical company focused on acquiring or in-licensing innovative pharmaceutical products. With this strategy, a focused national sales team and proven marketing expertise, Paladin has evolved into one of Canada's leading specialty pharmaceutical companies. For more information, please visit the Company's web site at www.paladinlabs.com .

About Labopharm Inc.

Headquartered in Laval, Canada with U.S. offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S., Canada, major European markets, South Korea and Australia.  Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults is now available in the U.S. and is under regulatory review in Canada. Its third product, a twice-daily formulation of tramadol-acetaminophen, is approved in multiple countries in Europe. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

This press release contains forward-looking statements , including statements concerning the successful development of such products, statements concerning the obtaining of all necessary regulatory approvals, statements concerning the commercial potential of such products and statements concerning additional payments to be made by Paladin to Labopharm upon attaining certain regulatory approval and sales milestones, all of which reflect Labopharm’s and Paladin’s respective expectations regarding future events and predictions.  These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. Each of Labopharm and Paladin considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were made, but cautions that these assumptions regarding future events, many of which are beyond their respective control, may ultimately prove to be incorrect. Factors and risks, which could cause actual results to differ materially from current expectations, are discussed in Labopharm’s and Paladin’s respective annual reports as well as in their Annual Information Forms for the most recently completed financial year.  For additional disclosure regarding these and other risks faced by Labopharm and Paladin, see the disclosure contained in their respective public filings in Canada with the Canadian Securities Administrators available at www.sedar.com and, in respect of Labopharm, its public filings in the United States with the Securities and Exchange Commission at www.sec.gov. Investors are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, neither Labopharm nor Paladin undertakes to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

For more information, please contact:

At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com
At Paladin Labs Inc. Samira Sakhia Chief Financial Officer Tel: 514-669-5367 Fax: 514-344-4675 info@paladinlabs.com www.paladinlabs.com